May 19, 2020

VIA EDGAR

Ms. Irene Paik and Mr. Joe Cann

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mateon Therapeutics, Inc. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed April 17, 2020 File No. 000-21990

Ladies and Gentlemen:

This letter is submitted on behalf of Mateon Therapeutics, Inc. (the “Company”) in response to comments of the staff of the Office of Life Sciences (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Preliminary Consent Solicitation Statement on Schedule 14A (the “Preliminary Consent Statement”) filed April 17, 2020 as set forth in your letter dated May 3, 2020 (the “Comment Letter”), addressed to Vuong Trieu, Ph.D., Chief Executive Officer of the Company. The Company is filing its further Revised Preliminary Consent Solicitation Statement on Schedule 14A (the “Revised Preliminary Consent Statement”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed April 17, 2020

Background of the Corporate Actions

1.	We note that in your response dated November 18, 2019 to our prior comment 6, you stated that you intend to file a further amendment with financial statements for Oncotelic, Inc. and PointR Data once available. Please revise the proxy statement to provide the disclosures required by Item 13(a) of Schedule 14A, including financial statements for Oncotelic, Inc. and PointR Data pursuant to rules 8-04 and 8-05 of Regulation S-X. For additional guidance, refer to Note A of Schedule 14A.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has included additional disclosure regarding the financial statements of Oncotelic, Inc. and PointR Data under the caption “Reasons for the Capital Increase” under Corporate Action No. 3. In this regard, the Company has filed the financial statements required by Item 13(a) of Schedule 14A, including pro-forma financial statements, in Current Reports on Form 8-K filed with the Commission on April 25, 2019, as amended on July 8, 2019 (the “Oncotelic 8-K”), and on November 12, 2019, as amended on January 17, 2020 (the “PointR 8-K”). The Oncotelic 8-K and the PointR 8-K are incorporated by reference into the Revised Preliminary Consent Statement as permitted by Item 13(b) of Schedule 14A and will be provided to stockholders together with the definitive Consent Solicitation Statement. Additional disclosure has been added under the section titled “Incorporation by Reference” in the Revised Preliminary Consent Statement to advise stockholders regarding the documents incorporated by reference to satisfy the disclosure requirements of Schedule 14A.

Corporate Action No. 4: Approval to Increase the Number of Shares of Authorized Common Stock Effects of the Capital Increase

2.	We note your revisions in response to our prior comment 1 from our letter dated November 22, 2019. Please revise the capitalization table to clarify that the column labelled “Issued and Outstanding Prior to Corporate Action No. 4” does not reflect the number of shares of Common Stock issued and outstanding prior to Corporate Action No. 4, given that the 278,187 shares of Series A Convertible Preferred Stock are not convertible into 278,187 shares of Common Stock. In addition, we note your statement that in the event stockholders approve the Capital Increase and the Reverse Split, 36,209,113 shares of Common Stock will be authorized for issuance. Please provide us support for this total or revise, as appropriate.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has modified the capitalization table within Corporate Action No. 3 to remove the total line from the column titled Issued and Outstanding Prior to Corporate Action No. 3, as each of the line items are not equivalent shares of Common Stock.

In addition, we have revised the language relating to the 36,209,113 shares of Common Stock that will be authorized for issuance to clarify that, as a result of the issuances of Common Stock as contemplated by the schedule, in the event stockholders approve the Capital Increase, approximately 362,091,135 shares of Common Stock will be authorized for issuance, which will consist of 84,069,967 shares of Common Stock and 278,187,827 shares of Common Stock issuable upon automatic conversion of the Series A Convertible Preferred Stock, and that the 362,091,135 shares may be issued in connection with future financings or strategic acquisitions or licensing transactions like the Oncotelic Merger and the PointR Merger.

The Company has removed all language relating to a Reverse Split, as the Company is longer will be pursuing such corporate action at this time.

General

3.	Please revise your proxy statement to include the information required by Items 6(d) and 8(b) of Schedule 14A.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has added the applicable disclosure in the Revised Proxy Statement to include the information required by Items 6(d) and 8(b), within the sections titled Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters and Executive Compensation.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate the Company’s counsel, Daniel W. Rumsey, at (619) 272-7062.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Partner
Disclosure Law Group, a Professional Corporation

cc:	Vuong Trieu, Chief Executive Officer
Amit Shah, Chief Financial Officer
Mateon Therapeutics, Inc.